eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

August 24, 2017

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eBay Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated August 14, 2017 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

To facilitate the Staff’s review, we have keyed our response to the headings and the numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Notes to Consolidated Financial Statements

Note 15 - Income Taxes, page F-36

1.
We note that during the fourth quarter of 2016, you began the process of realigning your legal structure to better reflect how you manage and operate your platforms and that you have achieved a substantial step-up in the tax basis of the intangible assets of your foreign eBay platforms. We further note that you recognized a tax benefit of $4.6 billion. We also note that in the first quarter of 2017, you achieved a step-up in the tax basis of the intangible assets of your foreign Classifieds platforms and recognized a tax benefit of $695 million and during the first half of 2017, you recognized a noncash income tax charge of $376 million caused by the foreign exchange remeasurement of the deferred tax asset related to the ongoing realignment of your legal structure. Please explain to us in further detail the changes that you made to your legal structure that allowed for these step-ups in tax basis. Please also explain to us in further detail how you determined the appropriate accounting treatment citing authoritative GAAP guidance, including how you determined it was appropriate to record the impact of these deferred tax assets in the income statement. Please also address your accounting for the remeasurement of the deferred tax assets and the related income tax charge.

We began the process of realigning our legal structure, subsequent to the distribution of PayPal Holdings, Inc., to better reflect how we manage and operate our platforms. While this process is still ongoing and aspects of the realignment will continue to evolve, we are generally moving away from operating and managing our foreign operations under a single international subsidiary. As noted in the MD&A, Note 15 of our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K), and the respective Notes in the 2017 Q1 and Q2 Forms 10-Q, the ongoing realignment of our legal structure has resulted and will result in the termination, amendment or replacement of certain tax rulings and during the initial stages of this realignment, we recognized a step-up in basis for certain intangible assets outside of the U.S. related to our eBay and Classifieds platforms in the fourth quarter of 2016 and first quarter of 2017, respectively. Subsequent to and separate from the tax basis step-up, we transferred the intangible assets related to our foreign eBay and Classifieds platforms to wholly-owned subsidiaries.

Accounting Standards Codification (“ASC”) 740 Income Taxes requires deferred taxes to be provided for all temporary differences between tax and book basis that will have future tax consequences, unless an exception is applicable. As the intangible assets under consideration are internally developed intangible assets, the cost basis in the consolidated financial statements is zero while the tax basis is valued at the estimated fair value, assuming an arm’s length transaction at the time of the activity that resulted in a tax basis step-up. Accordingly, a significant tax basis step-up would create a deferred tax asset in accordance with ASC 740. We note that ASC 740-10-25-3(e) and ASC 810-10-45-8 provides for a specific exception for intra-entity differences between the tax basis of the assets and their cost as reported in the consolidated financial statements. Under this exception, the tax effects of intra-entity asset transfers are deferred until the transferred asset is sold to a third party or otherwise recovered through use.

In evaluating whether the above referenced ASC740-10-25-3(e) exception was applicable to our circumstances, we carefully considered the applicable local tax law, existing and new tax agreements and other factors to assess whether the tax basis step-up resulted from an intra-entity transfer. The step-up in tax basis for our foreign eBay platforms resulted from our election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority, analogous to a change in tax status, not due to the intra-entity sale or transfer itself. In regards to the step-up in tax basis for our foreign Classifieds platform, we voluntarily domiciled our foreign Classifieds intangible rights into a new tax jurisdiction, and consequently obtained a step-up in tax basis in the new jurisdiction. Consequently, management concluded our circumstances did not qualify for the exception under ASC 740-10-25-3(e) and deferred tax assets and corresponding tax benefits of $4.6 billion and $695 million related to the foreign eBay and Classifieds platforms, respectively, were recognized based on the enacted tax rate expected to apply to taxable income in the years that the asset will be recovered.

ASC 740-10-45-19 and ASC 740-10-25-33 indicate that the effect of recognizing or derecognizing deferred tax assets or liabilities due to a change in tax status should be included in income from continuing operations on the approval date, or on the filing date, if approval is not necessary. Accordingly, it was considered appropriate to record the tax impact of step-ups in continuing operations in the fourth quarter of 2016, in the case of the foreign eBay platforms, and the first quarter of 2017, in the case of the foreign Classifieds platforms.

With respect to the remeasurement of the deferred tax assets, we considered ASC 830 Foreign Currency Matters which provides guidance regarding foreign currency transactions in consideration of the functional currency of the foreign entity. The functional currency of the respective foreign entities holding the intangible assets related to the foreign eBay and Classifieds platforms was determined to be EURO. The intangible assets resulting from the tax basis step-up for the foreign eBay platforms were denominated in USD, which was consistent with the tax agreement with the tax authority and the intangible assets resulting from the tax basis step-up for the foreign Classifieds platforms were denominated in EURO. Consequently, in accordance with ASC 830-20-35-1 and ASC 830-740-45-1, the remeasurement of the deferred foreign tax assets related to the foreign eBay platforms resulting from changes in exchange rates between the functional currency (EURO), and the currency in which the assets are denominated (USD), was included as part of the income tax provision for the respective periods as we believe that it is more useful.

*        *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.
Principal Accounting Officer:

By:	/s/ Brian J. Doerger
Brian J. Doerger
Vice President, Chief Accounting Officer